July 28, 2009

Mr. Jay Ingram

Legal Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549-4631

RE:	Entegris, Inc.
Form S-3
Filed June 25, 2009
File No. 333-160212

Dear Mr. Ingram:

This letter responds to your letter of July 22, 2009 with comments upon the above registration statement filed by Entegris, Inc. (“Entegris” or the “Company”).

This letter will respond to your comments in the order and uses the same numerical references as presented in your letter of July 22nd. Our response to each comment follows the repetition of your comment. We are this date filing Amendment No. 1 to the Form S-3 Registration Statement which contains revised disclosure in response to your comments; for your convenience of reference we are supplementally providing you with a marked copy of the Amendment No. 1 highlighting revisions from the Form S-3 filed June 25, 2009.

S.E.C. Comment #1.

1.	Please be advised that we will not take action to accelerate the effectiveness of the current registration statement until you clear outstanding staff comments on your Form 10-K for the year ended December 31, 2008.

Entegris Response to S.E.C. Comment # 1:

We understand that it is necessary to clear outstanding staff comments with respect to the Company’s Form 10-K for the year ended December 31,2008. In that connection we await the staff’s response to our letter, dated July 15, 2009, responding to the staff’s comments.

S.E.C. Comment #2.

2.	We note that the debt securities may be guaranteed by one or more of your subsidiaries. See your disclosure on page 12. If this is the case, please register the offer and sale of the guaranteed debt security, identify each of the subsidiaries that will potentially guarantee the debt securities and have each of the subsidiary guarantors sign the registration statement. Please note that at the time of effectiveness, the registration statement must be in compliance with the financial statement requirements for subsidiary guarantors as set forth in Rule 3-10 of Regulation S-X. Please advise.

Entegris Response to S.E.C. Comment # 2:

We are not registering subsidiary guarantees and accordingly have deleted the referenced language on pages 10 and 12 under the heading “Description of Debt Securities”.

Mr. Jay Ingram, Legal Branch Chief

Securities and Exchange Commission

July 28, 2009

S.E.C. Comment #3.

3.	We note that securities registered may be sold separately or as units with the other securities registered under the Form S-3. Please revise to identify the units as a separate security, pay the appropriate registration fee, and revise the disclosure throughout the registration statement as appropriate.

Entegris Response to S.E.C. Comment # 3:

We have revised the Form S-3 to identify the units as a separate security, revised the disclosure throughout the registration statement (please see pages 1, 6, and 19). Since any units that we may offer would be included in the $150 million proposed maximum aggregate offering price, no additional registration fee is payable.

S.E.C. Comment #4.

4.	We note various statements regarding the descriptions in each of these sections including that the disclosure “may not be complete” or is “subject to and qualified in its entirety by reference to the more complete descriptions set forth in our Amended and Restated Certificate of Incorporation, as amended, and our Amended Bylaws.” You may not qualify information in the prospectus in this manner unless incorporation by reference or- a summary of a document filed as an exhibit is required. See Rule 41l(a) of Regulation C. Please revise’ accordingly.

Entegris Response to S.E.C. Comment # 4:

We have revised the statements referred to in your comment to address the concern you have expressed. Please refer to the enclosed marked copy of the Amendment No. 1 to the Form S-3 Registration Statement on pages 6 and 9 where these revisions are highlighted.

S.E.C. Comment #5.

5.	We note that you use the former address of the Commission’s public reference room. Please revise to update the address of the public reference room of the Commission as set forth in Item 12(c)(2)(ii) of Form S-3.

Entegris Response to S.E.C. Comment # 5:

We have corrected the address of the S.E.C.’s public reference room in the Amendment No. 1 to the Form S-3 Registration Statement on page 25, which is highlighted in the enclosed marked copy of Pre-Effective Amendment No. 1.

S.E.C. Comment #6.

6.	We note that you are registering depositary shares and preferred share purchase rights. Please have counsel revise its opinion to-cover these securities.

Entegris Response to S.E.C. Comment # 6:

Since we believe that it is unlikely that we will issue depositary shares as a part of any offering under the registration statement, we have deleted all reference to depositary shares from the registration statement. With respect to the preferred share purchase rights, please see the amended opinion of Ropes & Gray attached to the Amendment No. 1 as Exhibit 5.1. The added language is highlighted in the enclosed marked copy of Amendment No. 1.

Mr. Jay Ingram, Legal Branch Chief

Securities and Exchange Commission

July 28, 2009

S.E.C. Comment #7.

7.	Counsel must opine on the laws of the state governing the indenture. Please have counsel provide an opinion on the laws of the state of New York.

Entegris Response to S.E.C. Comment # 7:

Please see the amended opinion of Ropes & Gray attached to the Amendment No. 1 as Exhibit 5.1. The added language is highlighted in the enclosed marked copy of Amendment No. 1.

S.E.C. Comment #8.

8.	Please have counsel confirm to us that it concurs with our understanding that its reference to the Delaware General Corporation Law includes the statutory provisions and all applicable provisions of the Delaware Constitution and any reported judicial decisions interpreting these laws.

Entegris Response to S.E.C. Comment # 8:

We acknowledge the Staff’s comment, but refer the Staff to the fifth paragraph of the opinion filed with the Form S-3 on July 25, 2009 reproduced below which states counsel’s understanding that its reference to the Delaware General Corporation Law includes the statutory provisions and all applicable provisions of the Delaware Constitution and any reported judicial decisions interpreting these laws.

“The opinions expressed herein are limited to matters governed by the Delaware General Corporation Law, including the applicable provisions of the Delaware constitution and the reported cases interpreting those laws.”

We expect to request acceleration of the effective date of the registration statement once the staff has cleared both the registration statement and our Form 10-K Report for the year ended December 31, 2008. That acceleration request will include the acknowledgements and confirmations referred to in your letter.

Please advise us should the staff have any further comments on the Form S-3 Registration Statement or the Amendment No 1. In the meantime we will await the Staff’s response to our letter of July 15th with respect to the staff’s comments with respect to our Form 10-K for the year ended December 31, 2008.

Very truly yours, ENTEGRIS, INC.

/s/ Peter W. Walcott
By: Peter W. Walcott Senior Vice President, General Counsel & Secretary